EXHIBIT 3 TO SCHEDULE 13D


             The following purchases were made in over-the-counter transactions on the NASDAQ by Keeley Investment Corp.



          Reporting Person          Number of Shares
                                 Purchased      Sold    Price       Date

    John L. Keeley, Jr. . . . .     81,590              $1.00   May 10, 1996
    Keeley Investment Corp. . .               81,590    $1.00   May 10, 1996